October 21, 2011

United States Securities and Exchange Commission
Division of Corporate Finance
100 F. Street N.E.
Washington, DC 20549-3628

Attention:  Christian Windsor

Re: City National Bancshares Corporation (the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed May 27, 2011 (“2010 10-K”)

Form 10-Q for the Fiscal Quarter Ended June 30, 2011
Filed September 2, 2011 (“June 2011 10-Q”)

File No. 000-11535

Dear Mr. Windsor:

We are corporate counsel to the Company and are submitting this letter on its behalf.  The purpose of this letter is to provide the Company’s responses to the September 16, 2011 Comment Letter (the “Comment Letter”) to Mr. Pinkett the Chief Executive Officer of City National Bancshares Corporation.  This letter indicates how the Company proposes to respond to your comments and provides certain information requested by you in the Comment Letter.  For your convenience, we have restated the comments from the Comment Letter below followed by the Company’s responses.

Form 10-K for the Fiscal Year Ended December 31, 2010 General

COMMENT 1.
Please tell us why you did not check the box on the first page of your 10-K to indicate whether you have submitted electronically and posted on your corporate website every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months.

E-mail: lee.albanese@leclairryan.com	One Riverfront Plaza, 1037 Raymond Boulevard, Sixteenth Floor
Direct Phone: 973.491.3348	Newark, New Jersey 07102
Direct Fax: 973.491.3468	Phone: 973.491.3600 \ Fax: 973.491.3555

CALIFORNIA  \ CONNECTICUT  \ MASSACHUSETTS  \ MICHIGAN  \ NEW JERSEY  \  NEW YORK  \  PENNSYLVANIA  \ VIRGINIA  \ WASHINGTON, D.C.

David C. Freinberg \ Attorney in charge, Newark office \ LeClairRyan is a Virginia professional corporation

United States Securities and Exchange Commission
Division of Corporate Finance
Attn:  Christian Windsor
October 21, 2011

RESPONSE:
The Company is not a large accelerated filer and as such its obligation to file Interactive Data Files did not commence until the time for filing its June 2011 10-Q.  As a result the Company did not check the box on the 2010 10-K in reliance on Compliance and Disclosure Interpretation 105.4 on Interactive Data.1

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Summary of Loan Loss Experience, page 17

COMMENT 2.
Please provide a more robust and transparent discussion in future filings consistent with Item 303 of Regulation S-K as it relates to significant changes in balances of your various balance sheet and income statement accounts, numerical changes and changes in trends from period to period. In this regard, your current disclosures in the summary of loan loss portion of your MD&A section do not clearly bridge the gap between the significant changes in your recent credit experience and evidence of changes in the overall credit environment with an increase in your allowance for loan losses. Discuss any recent trending and the reasons that your allowance for loan losses has not proportionally followed the levels of your nonperforming loans and charge-offs.

RESPONSE:	The Company will endeavour to make the requested disclosure in future filings.

Item 8. Financial Statements and Supplementary Data

 Notes to the Financial Statements

1 The Compliance and Disclosure Interpretation provides: Question: If a company is not yet required to submit Interactive Data Files with its Exchange Act reports, should it check the box on the cover pages of the reports relating to compliance with Interactive Data File submission requirements?

Answer: No. A company should not start checking the cover page box relating to Interactive Data File compliance until it is required to submit those files. For example, if a company is first required to include an Interactive Data File with its second quarter Form 10-Q and, as permitted by the grace period rules, includes such file in a Form 10-Q amendment 30 days after the date the report is due and filed, the company should not check the Interactive Data File box on the cover page of its initial Form 10-Q. Rather, it should check the box once the first Interactive Data File is submitted — in this case, with the Form 10-Q amendment. Companies that have been voluntarily submitting Interactive Data Files should not check the box until they are required to submit the files. [Apr. 30, 2009]

United States Securities and Exchange Commission
Division of Corporate Finance
Attn:  Christian Windsor
October 21, 2011

Note 1 – Summary of Significant Accounting Policies Loans, page 30

COMMENT 3.
In regards to your troubled debt restored loans (TDRs), please expand your accounting policy disclosure in future filings to discuss how and when a restructured loan is determined to be nonaccrual or accrual (i.e., non-interest accruing or interest accruing); the factors you considered in determining whether the loan should accrue interest; the anticipated period and number of borrower payments for a restructured loan to return to accrual status; and whether any loan loss allowance has been recorded or any portion of the loan loss has been charged off.

RESPONSE:	The Company will endeavour to make the requested disclosure in future filings.

Note 2 - Going Concern/Regulatory Compliance, page 32

COMMENT 4.
We note your disclosure in the last paragraph of this note on page 34 as it relates to going concern, and that you have developed a plan to address your ability to maintain future viability. Please expand your disclosure in future filings to provide the specific details of your plan.

RESPONSE:	The Company will endeavour to make the requested disclosure in future filings.

Note 5 - Investment Securities Available for Sale, pages 34

COMMENT 5.
We note your disclosure on pages 35 and 36 as it relates to your CDOs and single-issue trust preferred securities and their continued unrealized loss position. Please revise your future filings to provide a table listing each security that includes the book value, fair value, unrealized losses, the number of underlying banks in the issuance (if applicable), the number of deferrals and defaults (alternatively the actual deferrals and defaults as a percentage of the original collateral), the expected deferrals and defaults as a percentage of the remaining collateral, and any excess subordination as a percentage of the remaining performing collateral. Additionally, disclose how you calculate excess subordination and discuss what the excess subordination percentage signifies, including relating it to other column descriptions, to allow an investor to understand why this information is relevant and meaningful.

United States Securities and Exchange Commission
Division of Corporate Finance
Attn:  Christian Windsor
October 21, 2011

RESPONSE:	The Company will endeavour to make the requested disclosure in future filings.

Note 7 - Loans, page 37

COMMENT 6.	Please revise your future filings, here and within Note 8 (as applicable), to provide the following:

•	disclosure pursuant to ASC 310-10-50-6 by class of financing receivable;
•	disclosure pursuant to ASC 310-10-50-7 related to nonaccrual loans and past due loans by class of financing receivable;
•	disclosure pursuant to ASC 310-10-50-11B (a) – (f) by portfolio segment;
•	disclosure pursuant to ASC 310-10-50-15 (a) (3) (ii) by class of financing receivable;
•	your policy for recognizing interest income on impaired loans, including how cash receipts are recorded pursuant to ASC 310-20-50-15 (b);
•	disclosure pursuant to ASC 310-10-50-15 (c) (1) by class of financing receivable; and
•
the disclosure of the amount of interest income that represents the change in present value attributable to the passage of time or disclose that they recognize this amount as bad debt expense pursuant to ASC 310-10-50-19.

RESPONSE:	The Company will endeavour to make the requested disclosure in future filings.

Note 20 - Fair Value Measurement of Assets and Liabilities, page 43

COMMENT 7.
Please revise your future filings to present the fair value measurements and disclosures for each class of assets on the basis of the nature and risks of the investments in a manner consistent with the guidance in ASC 820-10-50-2A.

RESPONSE:	The Company will endeavour to make the requested disclosure in future filings.

COMMENT 8.
Please revise your future filings to provide all disclosures pursuant to ASC 810-10-50-5 for assets measured on a nonrecurring basis. Refer to the presentation guidance as suggested by ASC 820-10-55-64.

United States Securities and Exchange Commission
Division of Corporate Finance
Attn:  Christian Windsor
October 21, 2011

RESPONSE:	The Company will endeavour to make the requested disclosure in future filings.

Item 9A. Controls and Procedures, page 49 General

COMMENT 9.
We note your disclosure that there has been no change in the company’s internal control over financial reporting “except that we continued to implement the changes mandated by the Consent Order with the OCC.” Revise to state clearly, if correct, that there were changes in your internal control over financial reporting that occurred during this quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

RESPONSE:      The Company will amend the language in the 10-K by amendment as follows: “There were changes in our internal control over financial reporting that occurred during the quarter ended December 31, 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting, as we continued to implement changes mandated by the Consent Order with the OCC.”  The Company expects to file the amendment within 30 days.

Item 15. Exhibits, Financial Statement Schedules, page 62

COMMENT 10.
We are unable to locate the interactive data required to be filed as an exhibit to your Form 10-K for the fiscal year ended December 31, 2010 and Form 10-Q for the fiscal quarter ended June 30, 2011. Companies are required to post XBRL data on their public websites by the end of the calendar day on which a periodic report was filed with the SEC or was required to be filed (whichever is earlier), and the XBRL data must remain on the company’s website for 12 months. We are unable to locate the XBRL data on your website, www.citynatbank.com. Please tell us the reason that you did not file the required exhibit and tell us when you intend to file an amended 10-Q to include the exhibit or make the required posting to your website. Alternatively, provide us with your analysis supporting your conclusion that the exhibit was not required. Refer to Item 601(b)(101)(i)(B) of Regulation S-K and Rule 405(f)(2) of Regulation S-T.

United States Securities and Exchange Commission
Division of Corporate Finance
Attn:  Christian Windsor
October 21, 2011

RESPONSE:
The Company is not a large accelerated filer.  As such, its obligation to file Interactive Data Files commenced with its June 10-Q filing, which was due on or about August 14, 2011 and filed September 2, 2011.  The Company had a 30 day grace period  from the due date of the June 10-Q to make the Interactive Data Filing as it was the Company’s first such filing.  The Company retained the services of a vendor to assist with the Interactive Data File process and expected to file by the grace period deadline but was not able to do so.  The Company filed an amended June 10-Q with the Interactive Data File on September 28, 2011.  See also response to Comment 1 and Footnote 1.

Form 10-Q for the Fiscal Quarter Ended June 30, 2011

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Executive Summary, page 23

COMMENT 11.
On pages 2-5 of your 10-K for the Fiscal Year Ended December 31, 2010, you discuss a number of agreements you have entered into with your regulators, including the specific provisions of those agreements. You also state, in both the 10-K and in the 10-Q for the June 30, 2011 quarter, that you believe you are in compliance with all provisions, other than the capital ratio provision. Please tell us about all material actions taken by the company to address the provisions of your regulatory agreements, including the Consent Order with the OCC and the written agreement with the Federal Reserve Bank of New York.

RESPONSE:
The Company’s wholly-owned Subsidiary, City National Bank of New Jersey (the “Bank”) is monitored by the OCC on compliance with the Consent Order.  Some of the material actions taken in response to the Consent Order are:

Governance

The Bank (a) appointed a Compliance Committee (the entire Board serves as the Committee), which is supported by an enhanced compliance function, (b) strengthened the Loan and Discount Committee, and (c) formed a Senior Lending Committee (SLC), Criticized and Watch list (C&W) sub-committee and a Special Assets Sub-Committee (SAC).

United States Securities and Exchange Commission
Division of Corporate Finance
Attn:  Christian Windsor
October 21, 2011

The Bank is also implementing a comprehensive Regulatory Action Plan (RAP) and recruited and hired a Senior Credit Officer (SCO).

The Bank also has hired a consultant to revamp the executive appraisal process. The Bank's executive officers were reviewed using the new format.

The Bank and Corporation hired two new directors, Preston Pinkett and Alfonso Carney, and is actively recruiting additional Board members.

Strategic Plan

The Board hired RP Financial to prepare a 3 year Strategic Plan.  The Board ensured that the Strategic Plan included all of the items required under the Consent Order.  The Strategic Plan was completed and submitted to the OCC.  The Bank is now implementing the Plan.

Credit Risk and Loan Process and Loan Portfolio Management

The Bank is developing and implementing a Regulatory, Risk, and Remediation Program  (RRR&P) to encompass:  (i) revised and comprehensive policies and procedures including Risk Acceptance Criteria; (ii) improved control and verification protocols; (iii) conducting and improving credit-related Management and Board analyses and reporting including exception identification and tracking, early identification, tracking and reporting of problem loans, portfolio concentration reporting, risk rating analyses and reporting; (iv) risk analytics to dimension portfolio composition and dynamics, watch list, other real estate owned (OREO), regulatory reporting, analyses to test and ensure information integrity for all loan and risk data; (v) staffing issues such as matching skills and headcount to needs, reviewing job descriptions and conducting performance evaluations and training; and (vi) creating and implementing strategies and initiatives focused on reducing classified and criticized assets, improving collections, managing foreclosures and asset recovery.

United States Securities and Exchange Commission
Division of Corporate Finance
Attn:  Christian Windsor
October 21, 2011

The Bank is implementing a comprehensive Loan Process Review (LPR) entailing the assessment and improvement of the organizational structure, work flows, MIS, internal controls, compliance and reporting related to all loan, risk and credit functions

A new Commercial Lending Underwriting Memo (template) was designed and implemented following a test period.  All new loans, annual reviews and all other loan proposals are now developed and presented utilizing the new template. This ensures consistency of data required from borrowers, consistency of analyses and online storage of all underwriting data. A new Portfolio Management policy has been implemented.

All lending officers, special assets officers and portfolio managers have been retrained on financial analysis.

United States Securities and Exchange Commission
Division of Corporate Finance
Attn:  Christian Windsor
October 21, 2011

Allowance for Loan and Lease Losses (ALLL)

The ALLL methodology has been re-examined and updated to ensure appropriate treatment in respect of ASC 310-10, ASC 450-10, the ASU update to 310, the Interagency Policy Statement on ALLL contained in OCC Bulletin 2006-47 (12/13/06) and the Allowance for Loan and Lease Losses booklet A-ALLL of the Controller's Handbook and any subsequent regulatory releases.

Loan Review

The Loan Review program, which is outsourced to CEIS Review Inc., a bank consulting firm, has been strengthened to comply with the Consent Order.

Criticized Assets

A Special Assets unit has been established to handle collections, workout, troubled debt restructurings (TDRs), foreclosures and other real estate owned (OREO).  The work of the unit is monitored through a new Special Assets Sub-Committee (SAC) of the Senior Loan Committee (SLC), which acts to track and monitor individual workout plans and progress for each loan under the purview of special assets.  The unit also consults with loan officers on other criticized and classified loans still sanctioned by the SCO to be managed outside the unit. The determination of which loans shall be transferred to Special Assets must be approved by the senior credit officer.  The Loan Tracker records the progress of the loans housed in Special Assets for the purpose of scheduling reviews and follow-up discussions and presentations at SAC, SLC or L&D.  Each Special Asset Loan includes a detailed CAR (Criticized Asset Report) which provides the history of the remediation efforts, current goals and dates and next steps.  The CARs are reviewed monthly by the Board through the L&D Committee.   Special Assets now has three (3) full-time experienced Workout Officers and two (2) experienced temps under the engagement with a consultant, Profit Solutions Associates, Inc.  This team is responsible for collections, workout, TDRs, foreclosures and OREO. The CAR format was significantly expanded and detailed to incorporate specific action plans, goals and timelines for each loan workout.

United States Securities and Exchange Commission
Division of Corporate Finance
Attn:  Christian Windsor
October 21, 2011

Compliance Management

The Bank hired a qualified Compliance Officer who began on March 28, 2011. The Karen Martino Group, a consultant, has been retained to also assist in the compliance function.

A Bank Secrecy Act program, as discussed below, was implemented under the leadership of this consultant.

The Bank engaged Accume Partners to perform internal audit work.  The engagement includes (i) performing a risk assessment, (ii) establishing the annual audit plan,  (iii) executing on all agreed-upon audits, and (iv) furnishing to the Audit Committee independent analysis, appraisals, recommendations and pertinent comments concerning the adequacy, effectiveness and efficiency of the systems of internal control, the quality of ongoing operations and the Bank's internal compliance with rules and regulations.  The scope of annual audit plans encompasses BSA/AML, loan originations and operations, branch and deposit operations, investments and borrowings, electronic banking, accounting and financial reporting, HR, compliance management, including Polices and Procedures.  A Revised 2011 Audit Plan has been developed, approved by the Board, and submitted which includes action items for capital and dividends, affiliates, TARP, P&E, Bank insurance, and information technology.  The 2011 Audit Plan was presented and approved by the Board.  Accume is now working off that plan.

Capital Raise/Capital Plan

In September 2011, the Bank hired Sandler & O'Neil to help with the capital raise.  The Bank is pursuing three concurrent strategies to achieve compliance with the capital requirements.  The first strategy is to deleverage the Bank.  During the last week of December 2011, the Bank paid down $46.5 million in Federal Home Loan Bank (FHLB)  borrowings.  This, along with a planned reduction in deposit accounts brought the Bank's asset level down to $392 million at December 31, 2010.  The second strategy is to raise capital from mission driven investors.  The third strategy is to look at merger partners or an investor.

United States Securities and Exchange Commission
Division of Corporate Finance
Attn:  Christian Windsor
October 21, 2011

The Bank developed a revised Capital Plan based upon a base-case scenario which incorporates four strategic initiatives: balance sheet deleveraging, branch network restructuring, problem asset workout and cost control initiatives. In addition to the base case scenario, a worst case and better case scenarios are addressed.

Liquidity Risk Management

Management prepared and submitted the Liquidity Risk and Asset/Liability Management Program to the OCC and received a response.

The Bank has become a subscriber to the Qwickrate national CD network, which established one new source of non-brokered funding.  Qwickrate deposit will be used in a controlled manner to offset the run-off of brokered deposits pursuant to 12 C.F.R. §337.6.

Bank Secrecy Act

The Bank’s Secrecy Act  Program requires adherence to policies and procedures to comply with the Bank Secrecy Act, as amended (31 U.S.C. §§ 5311 et seq.), the regulations promulgated thereunder at 31 C.F.R. Part 103, as amended, and 12 C.F.R. Part 21, Subparts B and C, and the rules and regulations of the Office of Foreign Assets Control (OFAC), 31 C.F.R. Chapter V, as amended (collective referred to as the “Bank Secrecy Act” or “BSA”) and for the appropriate identification and monitoring of transactions that pose greater than normal risk for compliance with the BSA.   This program was previously submitted to the OCC.

A BSA Program implementation program is ongoing under the supervision of the Karen Martino Group.  Over the next three months Sheldon Blaine, the Bank’s Compliance/BSA Officer, will transition to supervising BSA.

Agreement with Federal Reserve Bank of New York

United States Securities and Exchange Commission
Division of Corporate Finance
Attn:  Christian Windsor
October 21, 2011

With respect to the Agreement with the Federal Reserve Bank of New York, the Company has provided the required notices with respect to the appointment of officers, issued the required progress reports, has not paid dividends, and has complied with the restrictions on severance.

COMMENT 12.
Revise your discussion in future filings to discuss management’s current plan to come into compliance with the capital ratios required by your regulatory agreement. Also, please address management’s expectations regarding the impact of your lower earnings upon your ability to get into compliance with the capital requirements set in the agreements.

RESPONSE:	The Company will endeavour to make the requested disclosure in future filings.

    The Company has advised us that the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would appreciate the cooperation of the Staff in working with us to address any future comments the Staff may have.  We welcome the opportunity to speak with Staff members directly in an effort to expedite any review.

Very truly yours,

/Lee A. Albanese/
Lee A. Albanese

LAA/ew
Encl.

cc: Michael Johnson
      Christina Harley
      Hugh West